Mail Stop 3561

								August 25, 2006

J. Stephen Chandler, President
The Forsythe Group
6038 Rose Valley Drive
Charlotte, North Carolina 28210

      Re:	The Forsythe Group
            	Amendment No. 2 to Registration Statement on
                        Form SB-2
                  Filed July 31, 2006
            	File No.  333-131882

Dear Mr. Chandler:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

"Investors in this offering will sustain an immediate dilution of stock value," page 6
1. We note the disclosure that the current shareholders purchased their shares for approximately $.003 per share. However, on page 11 under "Shareholders," in the paragraph beneath the table, you state
"an average price of approximately $.0021 per share." Please revise as appropriate to make the disclosure consistent.



 Independent Auditor`s Report, page 34
2. We note your response to prior comment 4. The auditor`s report is dual dated for Note J but does not include an explanatory paragraph to reference the restatement. Please refer to paragraph 6(a) of AU
Section 561 and advise your auditor to revise their report accordingly.

Exhibit 5 - Opinion of Counsel
3. As previously requested, please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Raquel Howard at (202) 551-3291 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds

Assistant Director


cc:  Richard W. Jones, Esq.
       Fax: (770) 804-0509